Exhibit 99.3

Interim Management's Discussion and Analysis

of Financial Condition and Results of Operations

Second Quarter
March 31, 2007

Management's discussion and analysis of financial condition and results of operations

INTRODUCTION

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company’s current products include pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) for the treatment of pancreatic insufficiency; bile acid (URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN) for the treatment of certain cholestatic liver diseases; mesalamine (SALOFALK and CANASA) for the treatment of certain inflammatory bowel diseases; and sulcralfate (CARAFATE and SULCRATE) for the treatment of gastric and duodenal ulcers. Axcan also has a number of projects in all phases of clinical development.

VISION

Axcan’s vision is to become the reference gastroenterology specialty pharmaceutical company. The Company’s vision is supported by goals to provide value-added therapeutics for a broad spectrum of unmet needs in gastroenterology, achieve a leadership position in its targeted gastroenterology segments, offer stimulating and rewarding opportunities for its employees and create shareholder value and a competitive shareholder return.

STRATEGY

Axcan seeks to develop its gastrointestinal franchise by 1) growing its base business; 2) launching new products; 3) making strategic acquisitions; 4) advancing its research and development portfolio; and 5) expanding internationally.

Base Business and New Products: Axcan’s intention is to grow sales by building on its solid base business and introducing new products onto the market. The Company’s strategy brings together its focus on product differentiation and a competitive time-to-market for its products, combined with astute portfolio management and a heightened sales focus. Axcan believes that its revenues should be enhanced through increased sales of the Company’s existing products and the launch of PYLERA, the Company’s innovative three-in-one capsule therapy for the eradication of the bacterium Helicobacter Pylori.

Strategic Acquisitions: Axcan’s goal is to build on its proven acquisition strategy and continue to aggressively seek products and/or companies to fuel future growth. By capitalizing on its current business model, the Company seeks to leverage its strengths and capabilities in order to develop and acquire products that have significant market potential and complement its area of focus.

Research and Development: Axcan’s products continue to provide great benefit to patients. The Company will sustain investment into research and development, in order to develop the next generation of products to address unmet needs in gastroenterology.

International Expansion: Axcan’s current infrastructure, both in North America and Europe, will form the basis of the Company’s international expansion, as management believes that it will serve as a springboard to increase Axcan’s sales and marketing footprint worldwide.

BUSINESS ENVIRONMENT

Axcan's revenue has historically been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large pharmacy chains. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. According to this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists, who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large pharmacy chains, their distribution centres, to whom Axcan sells its products. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its commercialized products), research and development expenses, as well as depreciation and amortization.

Axcan's annual and quarterly operating revenues are primarily affected by three factors: the level of acceptance of Axcan's products by gastroenterologists and their patients; the ability of Axcan to convince practitioners to use Axcan’s products for approved indications; and wholesaler buying patterns.

Historically, wholesalers’ business models in the United States were dependent on drug price inflation. Their profitability and gross margins were directly tied to the speculative purchasing of pharmaceutical products at pre-increase prices, and the selling of their product inventory to their customers at the increased price. This inventory price arbitrage accounted for a predominant portion of wholesalers’ compensation for their distribution services and had a dramatic effect on wholesaler buying patterns as they invested in inventories in anticipation of generating higher gross margins from manufacturer price increases. More recently, pharmaceutical manufacturers have not been increasing drug prices as frequently, and the percentage increases have been lower. For these and other reasons, some wholesalers have changed their business model to a fee-for-service arrangement, whereby manufacturers pay wholesalers a fee for inventory management and other services. These fees typically are a percentage of the wholesaler’s purchases from the manufacturer or a fixed charge per item or per unit. The fee-for-service approach results in wholesalers’ compensation being more stable, and volume-based as opposed to price-increase based.

As a result of the move to a fee-for-service business model, many wholesalers are no longer investing in inventory ahead of anticipated price increases and are reducing their inventories from their historical levels. Under the new model, the consequence of manufacturers using wholesalers is that they now realize the benefit of price increases more rapidly in return for paying wholesalers for the services they provide, on a fee-for-service basis. This change in wholesalers’ business models has affected Axcan’s revenue since fiscal 2005, and the resulting distribution services agreement (“DSA”) fees are deducted from gross sales.

FINANCIAL OVERVIEW

This discussion and analysis is based on the Company’s unaudited interim consolidated financial statements reported under generally accepted accounting principles in the United States (“U.S. GAAP”). This discussion should be read in conjunction with the information contained in Axcan's annual consolidated financial statements and the related notes thereto. All amounts are expressed in U.S. dollars.

For the three-month period ended March 31, 2007, revenue was $85.3 million, operating income was $25.8 million and net income was $17.8 million. For the six-month period ended March 31, 2007, revenue was $164.1 million, operating income was $51.7 million and net income was $35.3 million. Revenue from sales of Axcan's products in the United States was $113.4 million (69.1% of total revenue) for the six-month period ended March 31, 2007, compared to $96.2 million (67.1% of total revenue) for the corresponding period of fiscal 2006. In Canada, revenue was $21.3 million (13.0% of total revenue) for the six-month period ended March 31, 2007, compared to $19.3 million (13.5% of total revenue) for the corresponding period of fiscal 2006. In Europe, revenue was $29.1 million (17.7% of total revenue) for the six-month period ended March 31, 2007, compared to $27.8 million (19.4% of total revenue) for the corresponding period of fiscal 2006.

Guidance

Axcan forecasts its revenue for the fiscal year ending September 30, 2007, to be in the range of $312 to $320 million, which represents growth of approximately 7% to 10% relative to fiscal 2006. Following the first quarter of fiscal 2007, Axcan announced updated guidance to be in the range of $307 to $312 million. During the first two quarters, the Company realized stronger than expected revenue as the Company’s products for which prescription data is available showed more positive overall prescription trends than anticipated, which should result in higher annual sales than initially budgeted. In addition, solid revenue in Europe and the continued delayed impact of generic ursodiol in Canada contributed to the increase in revenue. However, the Company does not expect further growth in fiscal 2007 to match the quarter over quarter growth rates observed in the first two quarters. As generic ursodiol is now listed on all the Canadian provincial formularies, we are beginning to see a negative impact on sales of this product. Revised guidance includes the effects of generic erosion on the ursodiol franchise in Canada, as well as the ongoing effects of budgetary initiatives implemented by the French government during fiscal 2006 on the Company’s products LACTEOL and TAGAMET.

Revenue forecasts are based upon a number of variables and assumptions, including prescription and business trends as well as the impact on patient assistance programs in response to the new Medicare Part D program. Furthermore, the Company’s revenue guidance does not include the impact of future business development activities, including any future acquisitions, in-licensing or distribution agreements.

Axcan’s operating expenses are largely project-based and are anticipated to impact future quarters based on certain planned events. These operating expenses include the launch of new products, the impact of an ongoing concerted effort in the area of business development, and the further advancing of the Company’s research and development pipeline.

At the beginning of fiscal 2007, the Company anticipated research and development expenses to fall within the range of approximately 9% to 12% of total revenue as, in addition to advancing its current portfolio, the Company plans to continue to implement lifecycle management programs, in order to extend and defend its base portfolio. This projection also includes costs associated with the filing of the New Drug Applications (NDAs) for the Company’s two pancreatic enzyme products. The Company currently believes these expenses will be at the lower end of the given range.

The Company also expected 2007 selling and administrative expenses to be approximately 32% to 34% of total revenue, including costs associated with the launch of PYLERA which occurred on May 7, 2007 and ongoing costs associated with Sarbanes-Oxley compliance. The Company also believes expenses will fall at the lower end of this range for this expense category.

Although the Company believes that the expectations reflected in this guidance are reasonable, these statements consist of projections, based upon a number of variables and assumptions, all of which are subject to uncertainties and risks. Material assumptions include, but are not limited to: wholesaler inventory levels in fiscal 2007 being approximately six weeks; the absence of any changes to U.S. GAAP applicable to revenue recognition; foreign currency rates remaining stable throughout the year; the absence of any material change in reimbursement amounts and policies related to the Company’s products in all markets; the absence of any material change in the regulatory status of the Company's current products and the absence of additional competitive products and generic entries.

Overview of Results

Results of Operations

(in millions of U.S. dollars, except share related data)	For the three-month periods ended March 31,
	2007	2006	Change
	$	$	$	%
Revenue	85.3	72.8	12.5	17.2
Cost of goods sold (a)	21.4	18.5	2.9	15.7
Selling and administrative expenses (a)	24.9	22.9	2.0	8.7
Research and development expenses (a)	7.7	7.3	0.4	5.5
Depreciation and amortization	5.5	5.6	(0.1)	(1.8)
Partial write-down of intangible assets	-	5.8	(5.8)	(100.0)
	59.5	60.1	(0.6)	(1.0)
Operating income	25.8	12.7	13.1	103.1
Financial expenses	1.7	1.7	-	-
Interest income	(2.6)	(0.9)	(1.7)	(188.9)
Loss (gain) on foreign exchange	0.4	(0.3)	0.7	233.3
	(0.5)	0.5	(1.0)	(200.0)
Income before income taxes	26.3	12.2	14.1	115.6
Income taxes	8.5	3.9	4.6	117.9
Net income	17.8	8.3	9.5	114.5

(a) Exclusive of depreciation and amortization

Income per common share
Basic	0.39	0.18	0.21	116.7
Diluted	0.34	0.17	0.17	100.0

(in millions of U.S. dollars, except share related data)	For the six-month periods ended March 31,
	2007	2006	Change
	$	$	$	%
Revenue	164.1	143.4	20.7	14.4
Cost of goods sold (a)	40.6	36.7	3.9	10.6
Selling and administrative expenses (a)	47.0	46.5	0.5	1.0
Research and development expenses (a)	13.9	16.2	(2.3)	(14.2)
Depreciation and amortization	10.9	11.3	(0.4)	(3.5)
Partial write down of intangible assets	-	5.8	(5.8)	(100.0)
	112.4	116.5	(4.1)	(3.5)
Operating income	51.7	26.9	24.8	92.2
Financial expenses	3.5	3.5	-	-
Interest income	(4.7)	(1.8)	(2.9)	(161.1)
Loss (gain) on foreign exchange	0.3	(0.5)	0.8	160.0
	(0.9)	1.2	(2.1)	(175.0)
Income before income taxes	52.6	25.7	26.9	104.7
Income taxes	17.3	8.1	9.2	113.6
Net income	35.3	17.6	17.7	100.6

(a) Exclusive of depreciation and amortization

Income per common share
Basic	0.77	0.38	0.39	102.6
Diluted	0.68	0.36	0.32	88.9

The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan’s consolidated statements of operations:

	For the three-month periods ended March 31,		For the six-month periods ended March 31,
	2007	2006	2007	2006
	%	%	%	%
Revenue	100.0	100.0	100.0	100.0

Cost of goods sold (a)	25.1	25.4	24.8	25.6
Selling and administrative expenses (a)	29.2	31.4	28.7	32.4
Research and development expenses (a)	8.9	10.0	8.4	11.3
Depreciation and amortization	6.4	7.8	6.6	7.9
Partial write-down of intangible assets	-	8.0	-	4.0
	69.6	82.6	68.5	81.2

Operating income	30.4	17.4	31.5	18.8

Financial expenses	2.0	2.4	2.1	2.4
Interest income	(3.0)	(1.3)	(2.8)	(1.2)
Loss (gain) on foreign exchange	0.5	(0.5)	0.2	(0.4)
	(0.5)	0.6	(0.5)	0.8

Income before income taxes	30.9	16.8	32.0	18.0
Income taxes	10.0	5.4	10.5	5.7
Net income	20.9	11.4	21.5	12.3

(a) Exclusive of depreciation and amortization

Revenue

For the three-month period ended March 31, 2007, revenue was $85.3 million compared to $72.8 million for the corresponding period of the preceding fiscal year, an increase of 17.2%. For the six-month period ended March 31, 2007, revenue was $164.1 million compared to $143.4 million for the preceding fiscal year, an increase of 14.4%.

These increases in revenue primarily resulted from higher sales in North America. The end-customer prescription demand resulted in positive growth for most of our products sold in the United States, which was reflected in sales to our major wholesalers. Although sales have increased, major wholesalers in the United States reduced their average inventory levels in fiscal 2005 to a range of between 8 to 12 weeks. During fiscal 2006, wholesalers maintained inventory at the lower end of this estimated range. Based on available information, the Company estimates that wholesaler inventory levels were approximately 4 to 6 weeks for the second quarter of fiscal 2007, which negatively impacted revenue by approximately $4.0 million.

Sales in Europe also increased in the six-month period ended March 31, 2007, mainly due to higher sales of PANZYTRAT in Germany. This increase in sales in Europe was achieved despite the delisting in March 2006 by the French government of a number of pharmaceutical products from government formularies, including LACTEOL, and re-pricing of other pharmaceuticals, including TAGAMET. For the first six months of fiscal 2006, sales of LACTEOL in Europe amounted to $10.8 million compared to $8.9 million for the first six months of fiscal 2007. The reduction in LACTEOL sales in France has been partially compensated by higher export sales, thus reducing the anticipated decline. Axcan believes that LACTEOL sales are now levelling off.

Revenue is stated net of deductions for product returns, chargebacks, contract rebates, DSA fees, discounts and other allowances. The following table summarizes the Company’s gross-to-net revenue adjustments for each significant category:

(in millions of U.S. dollars)	For the three-month periods ended March 31,
	2007	2006	Change
	$	$	$	%
Gross revenue	101.2	89.8	11.4	12.7
Gross-to-net revenue adjustments
Product returns	3.3	4.7	(1.4)	(29.8)
Chargebacks	4.8	4.6	0.2	4.3
Contract rebates	4.9	6.4	(1.5)	(23.4)
DSA fees	1.0	-	1.0	-
Discounts and other allowances	1.9	1.3	0.6	46.2
Total gross-to-net revenue adjustments	15.9	17.0	(1.1)	(6.5)

Net revenue	85.3	72.8	12.5	17.2

(in millions of U.S. dollars)	For the six-month periods ended March 31,
	2007	2006	Change
	$	$	$	%
Gross revenue	195.2	172.1	23.1	13.4
Gross-to-net revenue adjustments
Product returns	7.2	9.4	(2.2)	(23.4)
Chargebacks	7.5	8.4	(0.9)	(10.7)
Contract rebates	10.9	8.5	2.4	28.2
DSA fees	2.0	-	2.0	-
Discounts and other allowances	3.5	2.4	1.1	45.8
Total gross-to-net revenue adjustments	31.1	28.7	2.4	8.4

Net revenue	164.1	143.4	20.7	14.4

Product returns, chargebacks, contract rebates, DSA fees, discounts and other allowances totalled $15.9 million (15.7% of gross revenue) for the three-month period ended March 31, 2007, and $17.0 million (18.9% of gross revenue) for the three-month period ended March 31, 2006. Product returns, chargebacks, contract rebates, DSA fees, discounts and other allowances totalled $31.1 million (15.9% of gross revenue) for the six-month period ended March 31, 2007, and $28.7 million (16.7% of gross revenue) for the six-month period ended March 31, 2006. The decreases in total deductions as a percentage of gross revenue are primarily due to a decrease in product returns, which is in line with the decline in wholesaler inventory levels. As stated earlier, DSA fees are now included in “Gross-to-net revenue adjustments” since the quarter ended September 30, 2006; prior to July 1, 2006, such fees were included in selling and administrative expenses.

Cost of goods sold

Cost of goods sold consists principally of the costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. For the three-month period ended March 31, 2007, cost of goods sold increased $2.9 million (15.7%) to $21.4 million from $18.5 million for the corresponding period of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the three-month period ended March 31, 2007 decreased as compared to the corresponding period of the preceding fiscal year from 25.4% to 25.1%. For the six-month period ended March 31, 2007, cost of goods sold increased $3.9 million (10.6%) to $40.6 million from $36.7 million for the corresponding period of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the six-month period ended March 31, 2007 decreased as compared to the corresponding period of the preceding fiscal year from 25.6% to 24.8%. These decreases in the cost of goods sold as a percentage of revenue occurred as the Company is benefiting from improvements to its information systems, allowing for better monitoring of its inventories.

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. For the three-month period ended March 31, 2007, selling and administrative expenses increased $2.0 million (8.7%) to $24.9 million from $22.9 million for the corresponding period of the preceding fiscal year. The increase for the quarter includes launch costs for PYLERA. Also during the quarter, the Company increased its U.S. sales force by 10% in preparation for the launch of PYLERA.

For the six-month period ended March 31, 2007, selling and administrative expenses increased $0.5 million (1.0%) to $47.0 million from $46.5 million for the corresponding period of the preceding fiscal year.

Research and development expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf, as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $0.4 million (5.5%) to $7.7 million for the three-month period ended March 31, 2007, from $7.3 million for the corresponding period of the preceding fiscal year. For the six-month period ended March 31, 2007, research and development expenses decreased $2.3 million (14.2%) to $13.9 million, from $16.2 million for the corresponding period of the preceding fiscal year. Most of the decrease is due to the termination during the last fiscal year of the development of ITAX for the treatment of Functional Dyspepsia. This decrease was partially offset by the costs specifically related to the NDAs for ULTRASE and VIOKASE. In April 2004, the U.S. Food and Drug Administration (FDA) formally notified manufacturers of pancreatic insufficiency products that these drugs, which include ULTRASE and VIOKASE, must receive approval before April 2008 in order to remain on the market. Axcan is currently advancing the completion of the NDAs of ULTRASE and VIOKASE.

Depreciation and amortization

Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization decreased $0.1 million (1.8%) to $5.5 million for the three-month period ended March 31, 2007, from $5.6 million for the corresponding period of the preceding fiscal year. For the six-month period ended March 31, 2007, depreciation and amortization decreased $0.4 million (3.5%) to $10.9 million from $11.3 million for the corresponding period of the preceding fiscal year, as some assets reached the end of their depreciation period.

Partial write-down of intangible assets

In the second quarter of fiscal 2006 and as a result of budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies and the re-pricing of other pharmaceutical products, the Company reviewed the appropriate carrying value and useful life of its French subsidiary’s intangible assets. During the three-month period ended March 31, 2006, a partial write-down of $5.8 million was recognized on a French line of products including TAGAMET and TRANSULOSE, as the carrying value of the intangible assets associated with these products, totalling $18.7 million prior to the write-down, exceeded their estimated fair value as management expected a negative effect on TAGAMET and TRANSULOSE future sales.

Financial expenses

Financial expenses consist principally of interest and fees paid in connection with funds borrowed for acquisitions. Financial expenses remained stable at $1.7 million for the three-month period ended March 31, 2007, compared to the corresponding period of the preceding fiscal year. For the six-month period ended March 31, 2007, financial expenses also remained stable at $3.5 million compared to the corresponding period of the preceding fiscal year.

Interest income

For the three-month period ended March 31, 2007, interest income increased $1.7 million (188.9%) to $2.6 million compared to $0.9 million for the corresponding period of the preceding fiscal year. For the six-month period ended March 31, 2007, interest income increased $2.9 million (161.1%) to $4.7 million from $1.8 million for the corresponding period of the preceding fiscal year. These increases are related to the increase in cash, cash equivalents and short-term investments and an increase in the interest rates applicable to such investments.

Income taxes

For the three-month period ended March 31, 2007, income taxes amounted to $8.5 million compared to $3.9 million for the corresponding period of the preceding fiscal year. The effective tax rate was 32.3% for the three-month period ended March 31, 2007 and 32.1% for the three-month period ended March 31, 2006. For the six-month period ended March 31, 2007, income taxes amounted to $17.3 million compared to $8.1 million for the corresponding period of the preceding fiscal year. The effective tax rates were 32.8% for the six-month period ended March 31, 2007 and 31.7% for the six-month period ended March 31, 2006.

The Company has been audited by Canada Revenue Agency, mainly on transfer pricing issues, for its fiscal year 2002 to fiscal year 2004. During the quarter and as a result of this audit, the Company received new assessments from Canada Revenue Agency, which allowed management to confirm that the current estimate of the tax provision is reasonable.

Net income

Net income was $17.8 million or $0.39 of basic income per share and $0.34 of diluted income per share, for the three-month period ended March 31, 2007, compared to $8.3 million or $0.18 of basic income per share and $0.17 of diluted income per share for the corresponding period of the preceding year. The change in net income for the three-month period ended March 31, 2007 resulted mainly from an increase in revenue of $12.5 million, an increase in interest income of $1.7 million and a decrease in operating expenses of $0.6 million, which were partly offset by an increase in income taxes of $4.6 million. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.7 million for the three-month period ended March 31, 2006 to 46.0 million for the three-month period ended March 31, 2007, following the exercise of options previously granted pursuant to Axcan’s stock incentive plans.

The weighted average number of common shares used to establish the diluted per share amounts increased from 55.2 million for the three-month period ended March 31, 2006 to 55.4 million for the three-month period ended March 31, 2007. As of May 1, 2007, there were 46.1 million common shares issued and outstanding.

Net income was $35.3 million or $0.77 of basic income per share and $0.68 of diluted income per share, for the six-month period ended March 31, 2007, compared to $17.6 million or $0.38 of basic income per share and $0.36 of diluted income per share for the corresponding period of the preceding year. The change in net income for the six-month period ended March 31, 2007 resulted mainly from an increase in revenue of $20.7 million, an increase in interest income of $2.9 million and a decrease in operating expenses of $4.1 million, which were partly offset by an increase in income taxes of $9.2 million. The operating expenses for the six-month period ended March 31, 2006, included a $5.8 million expense of partial write-down of intangible assets.

Balance sheet

The following table summarizes balance sheet information as at March 31, 2007, compared to September 30, 2006:

(in millions of U.S. dollars)	March 31,	September 30,
	2007	2006	Change
	$	$	$	%
Cash, cash equivalents and short-term investments	224.8	173.0	51.8	29.9
Current assets	322.7	262.4	60.3	23.0
Total assets	755.1	695.8	59.3	8.5
Current liabilities	76.4	64.6	11.8	18.3
Long-term debt	125.3	125.6	(0.3)	(0.2)
Total liabilities	241.4	228.4	13.0	5.7
Shareholders’ equity	513.7	467.4	46.3	9.9

Working capital	246.3	197.8	48.5	24.5

Axcan's cash, cash equivalents and short-term investments increased by $51.8 million (29.9%) to $224.8 million as of March 31, 2007 from $173.0 million at September 30, 2006. As of March 31, 2007, working capital was $246.3 million, compared to $197.8 million at September 30, 2006, an increase of $48.5 million (24.5%). These increases were mainly due to the cash flows from operating activities of $ 53.5 million for the six-month period ended March 31, 2007.

Total assets increased $59.3 million (8.5%) to $755.1 million as of March 31, 2007 from $695.8 million as of September 30, 2006. Shareholders’ equity increased $46.3 million (9.9%) to $513.7 million as of March 31, 2007 from $467.4 million as of September 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes.

Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm, Inc. and from Schwarz Pharma, Inc., a former joint venture partner, to finance the acquisition of URSO.

Axcan's research and development expenses totalled $31.9 million for fiscal 2005 and $39.8 million for fiscal 2006. Axcan believes that its cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Axcan believes that its growth strategy, regulatory approvals of future products and the extension of product indications, stemming from its research and development efforts, will contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Contractual Obligations and Other Commitments

The following table summarizes Axcan’s significant contractual obligations as of March 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table includes our convertible subordinated notes mentioned below and excludes amounts already recorded on the balance sheet as current liabilities at March 31, 2007 and certain other purchase obligations as discussed below:

(in millions of U.S. dollars)	For the twelve-month periods ending March 31,

	2008	2009	2010	2011	2012 and thereafter
	$	$	$	$	$
Long-term debt	0.6	125.3	-	-	-
Operating leases	1.9	0.9	0.2	-	-
Other commitments	1.9	1.3	0.9	0.6	0.3
	4.4	127.5	1.1	0.6	0.3

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan’s purchase orders are based on current needs and are fulfilled by our vendors within relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty, except for obligations under a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities and therefore are not included in the above table.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may differ depending on the timing of receipt of goods or services, or, for some obligations, changes to agreed-upon amounts.

Long-term debt

Long-term debt, including instalments due within one year, totalled $125.9 million as of March 31, 2007 compared to $126.2 million as of September 30, 2006. As of March 31, 2007, the long-term debt included $0.9 million of obligations under capital leases and the $125.0 million 4.25% convertible subordinated notes due 2008, which were issued on March 5, 2003.

The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. Since April 20, 2006, the Company may, at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

Operating leases

The Company has various long-term operating lease agreements for office space, automotive equipment and other equipment. The latest expiry date for these agreements is in 2011.

Other commitments

Other operating commitments consist primarily of amounts relating to sales management services, clinical studies and other research and development services.

Line of Credit

The Company has a credit facility with a banking syndicate. The credit facility consists of a $125.0 million 364-day extendible revolving facility with a two-year term-out option maturing on September 20, 2009.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issuable in connection with a permitted acquisition) and similar distributions to shareholders to 10% of the Company’s net income for the preceding fiscal year. As of March 31, 2007, Axcan was in compliance with all covenants under the credit facility.

The interest rate varies, depending on the Company’s leverage, between 25 basis points and 100 basis points over the Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers’ acceptances. The line of credit also provides for a stand-by fee of between 25 and 37.5 basis points. The credit facility may be drawn in U.S. dollars, in Canadian dollars or Euro equivalents. As of March 31, 2007, there was no amount outstanding under this credit facility.

Sources and Uses of Cash

The Company’s cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

(in millions of U.S. dollars)	For the three-month periods ended March 31,
	2007	2006	Change
	$	$	$
Cash provided by operating activities	24.3	16.1	8.2
Cash provided (used) by investing activities	26.2	(21.0)	47.2
Cash provided by financing activities	1.3	0.3	1.0

(in millions of U.S. dollars)	For the six-month periods ended March 31,
	2007	2006	Change
	$	$	$
Cash provided by operating activities	53.5	45.3	8.2
Cash provided (used) by investing activities	95.1	(14.6)	109.7
Cash provided by financing activities	1.8	0.0	1.8

Cash flows provided by operating activities increased $8.2 million from $16.1 million for the three-month period ended March 31, 2006 to $24.3 million for the three-month period ended March 31, 2007. Cash flows provided by investing activities for the three-month period ended March 31, 2007 were $26.2 million, mainly due to the net disposal of short-term investments of $28.6 million, less the cash used for the acquisition of property, plant and equipment for $2.4 million. Cash flows used by investing activities for the three-month period ended March 31, 2006 were $21.0 million, mainly due to the acquisition of short-term investments of $20.4 million, and the cash used for the acquisition of property, plant and equipment for $0.6 million. Cash flows provided by financing activities were $1.3 million for the three-month period ended March 31, 2007. Cash flows provided by operating activities increased $8.2 million from $45.3 million for the six-month period ended March 31, 2006 to $53.5 million for the six-month period ended March 31, 2007. Cash flows provided by investing activities for the six-month period ended March 31, 2007 were $95.1 million, mainly due to the net disposal of short-term investments of $98.8 million, less the cash used for the acquisition of property, plant and equipment for $3.8 million. Cash flows used by investing activities for the six-month period ended March 31, 2006 were $14.6 million, mainly due to the net acquisition of short-term investments of $13.4 million, and the cash used for the acquisition of property, plant and equipment for $1.2 million. Cash flows provided by financing activities were $1.8 million for the six-month period ended March 31, 2007.

Including cash, cash equivalents and short term investments, as well as the line of credit described above, as of March 31, 2007, Axcan had up to $349.8 million of cash available.

Off-Balance Sheet Arrangements

Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.

Earnings Coverage

Under U.S. GAAP, for the twelve-month period ended March 31, 2007, Axcan’s interest requirements amounted to $6.1 million on a pro-forma basis and the Company’s earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 13.13 to one.

QUARTERLY FINANCIAL HIGHLIGHTS

(in millions of U.S. dollars except share related data)
For the three-month periods ended
	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	Jun. 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	Jun. 30, 2005
	$	$	$	$	$	$	$	$

Revenue	85.3	78.8	72.3	76.7	72.8	70.6	67.0	59.4
Net income	17.8	17.5	8.3	13.3	8.3	9.2	9.1	4.1
Income per common share
Basic	0.39	0.38	0.18	0.29	0.18	0.20	0.20	0.09
Diluted	0.34	0.34	0.17	0.26	0.17	0.19	0.19	0.09

Net income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add up to the annual total.

CRITICAL ACCOUNTING POLICIES

Axcan’s consolidated financial statements are prepared in accordance with U.S. GAAP, applied on a consistent basis. Axcan’s critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the carrying values and useful lives of goodwill and intangible assets. Some of Axcan’s critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Therefore, a change in the facts and circumstances of an underlying transaction could significantly change the application of Axcan’s accounting policies to that transaction, which could have an effect on the Company’s financial statements. Discussed below are those policies that management believes are critical and require the use of complex judgment in their application.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the establishment of allowances for accounts receivable and inventories, reserves for product returns, rebates, chargebacks and DSA fees, the classification of intangible assets between finite and indefinite life, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, contingency provisions, the establishment of worldwide provision for income taxes and other accrued charges. These estimates are made using historical and other information available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which Axcan sells its products, changes in health care environment and managed care consumption patterns.

Revenue Recognition

Revenue is recognized when the product is shipped to the Company’s customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Provisions for sales discounts and estimates for chargebacks, managed care and Medicaid rebates, product returns and DSA fees are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are based on management’s best estimates at the time of sale which are based on historical experience adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are generally reflected as an addition to accrued expenses.

The following table summarizes the activity in the accounts related to revenue reductions:

(in millions of U.S. dollars)	Product	Contract	Charge-	DSA	Discounts
Returns		rebates	backs	fees	and other	Total
$		$	$	$	$	$
Balance at September 30, 2006	7.8	7.2	4.8	0.9	0.3	21.0
Provisions	7.2	10.9	7.5	2.0	3.5	31.1
Settlements	(4.0)	(9.6)	(6.5)	(1.0)	(3.2)	(24.3)
Balance at March 31, 2007	11.0	8.5	5.8	1.9	0.6	27.8

Axcan does not provide any form of price protection to its wholesale customers and permits product returns only if the product is returned in the 12 months following its expiration date. Credit for returns is issued to the original purchaser at current wholesale acquisition cost less 10%. Accrued liabilities include reserves of $11.0 million and $7.8 million as of March 31, 2007 and September 30, 2006, respectively, for estimated product returns.

In the United States, the Company establishes and maintains reserves for amounts payable to managed care organizations and state Medicaid programs for the reimbursement of portions of the retail price of prescriptions filled that are covered by these programs. Axcan establishes and maintains reserves for amounts payable to wholesale distributors for the difference between their regular sale price and the contract price for the products sold to its contract customers. The amounts are recognized as revenue reductions at the time of sale based on the Company’s best estimate of the product’s utilization by these managed care and state Medicaid patients and sales to its contract customers, using historical experience adjusted to reflect known changes in the factors that impact such reserves. Accrued liabilities include reserves of $8.5 million and $5.8 million as of March 31, 2007 and $7.2 million and $4.8 million as of September 30, 2006, respectively, for estimated contract rebates and chargebacks.

If the levels of chargebacks, fees pursuant to DSAs, managed care and Medicaid rebates, product returns and discounts fluctuate significantly and/or if Axcan’s estimates do not adequately reserve for these reductions of net product revenues, the Company’s reported revenue could be negatively affected.

Intangible Assets and Goodwill

In the past, the Company acquired products and businesses that include goodwill, trademarks, license agreements and other identifiable intangible assets. Axcan’s goodwill and intangible assets are stated at cost, less accumulated amortization. Management assesses the impairment of goodwill and intangible assets at least annually and whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, by comparing the carrying value of the unamortized portion of goodwill and intangible assets to the future benefits of the Company’s activities, expected sales of pharmaceutical products or the estimated market value of the business associated with these assets.

Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down would be recognized, for the current year. To date, Axcan has not recognized any significant impairment in value on goodwill and intangible assets with an indefinite life.

Intangible assets with a finite life are amortized over their estimated useful lives according to the straight-line method at annual rates varying from 4% to 15%. The straight-line method of amortization is used because it reflects, in the opinion of management, the pattern in which the intangible assets with a finite life are used. In determining the useful life of intangible assets, the Company considers many factors including the intention of management to support the asset on a long-term basis by maintaining the level of expenditure necessary to support the asset, the use of the asset, the existence and expiration date of a patent, the existence of a generic version of, or competitor to, the product and any legal or regulatory provisions that could limit the use of the asset. Axcan had not recognized any significant impairment in value of intangible assets with a finite life prior to the three-month period ended March 31, 2006, during which Axcan recognized a write-down of $5.8 million on a French product line including TAGAMET and TRANSULOSE, following budgetary initiatives implemented by the French government which adversely affected the estimated future sales of these products.

As a result of acquisitions of product rights and other identifiable intangible assets, the Company included $370.5 million and $375.7 million as net intangible assets on its consolidated balance sheets as of March 31, 2007 and September 30, 2006, respectively. The estimated annual amortization expense for intangible assets with a finite life, which have a remaining weighted average amortization period of approximately 17 years, for the next five fiscal years, is approximately $17.2 million.

Also as a result of acquisitions, the Company included $27.5 million of goodwill on its consolidated balance sheets as of March 31, 2007, and September 30, 2006.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition.

CHANGES IN ACCOUNTING POLICIES

Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108 that expresses the staff’s views regarding the process of quantifying financial statement misstatements. This bulletin is effective for any interim period of the first fiscal year ending after November 15, 2006. The adoption of this bulletin has not had a material effect on the Company’s consolidated financial statements.

Taxes Collected from Customers and Remitted to Governmental Authorities

During the June 2006 meeting of the Emerging Issues Task Force (“EITF”) a consensus was reached on EITF Issue 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” The EITF reached a consensus that this Issue applies to any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue producing transaction between a seller and customer. Accordingly, taxes such as sales, use, value added, and some excise taxes may be within the scope of this Issue.

The EITF reached a consensus that the income statement presentation (gross or net) of such taxes is an accounting policy decision that should be disclosed. In addition, a company should disclose in interim and annual financial statements the amount of such taxes reported on a gross basis, if significant. This Issue is effective for interim and annual reporting periods beginning after December 15, 2006. The Company elected to present on a net basis taxes collected from customers and remitted to governmental authorities; that is, they are excluded from revenues.

RISK FACTORS

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan’s results of operations. Risks other than those described below can be found in “Part III - Business of Axcan” of the Company’s Annual Information Form.

Foreign Currency Risk

Axcan operates internationally; however, a substantial portion of revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

Interest Rate Risk

The primary objective of Axcan’s investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan’s consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers’

acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan’s consolidated results of operations, financial position, or cash flows.

Supply and Manufacture

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

Volatility of Share Prices

The market price of Axcan’s shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities, can have a significant effect on the trading price of Axcan’s shares.

Other

The Company does not believe that unfavourable decisions in any possible procedures related to any future tax assessment or any amount it might be required to pay will have a material adverse effect on the Company’s financial position, cash flows or overall trends in results of operations. There is the possibility of a material adverse impact on the results of operations of the period in which the matter is ultimately resolved, if it is resolved unfavourably, or in the period in which an unfavourable outcome becomes probable and reasonably estimable.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking, including, without limitation, the Company's guidance for fiscal 2007 in respect of revenues, research and development expenses as well as selling and administrative expenses and are generally identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties and undue reliance should not be placed on these statements. Certain material assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this document, and also include the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian securities regulators. The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement, unless obligated to do so pursuant to applicable securities laws and regulations.

This MD&A has been prepared as of May 9, 2007. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and the Annual Information Form on the SEDAR website and the 40-F on the EDGAR website.

On behalf of Management,

(signed)

Steve Gannon

Senior Vice President and Chief Financial Officer

The names CANASA, CARAFATE, DELURSAN, ITAX, LACTEOL, PANZYTRAT, PYLERA, SALOFALK, SULCRATE, TAGAMET, TRANSULOSE, ULTRASE, URSO/URSO 250, URSO FORTE, URSE DS AND VIOKASE appearing in this document are trademarks and registered trademarks of Axcan and its subsidiaries.